ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?	◉ Yes ○ No
If yes, explain the opt-out process.	Generally, following request to NFS, counterparty permissioning is configured at the account-level, FIX session-level, or through the use of specific FIX tags. NFS permits subscribers to elect not to, or to only, interact with certain other subscribers or groups of subscribers, including itself. See Part III Item 14. A subscriber electing to not interact with NFS orders marked as Principal ("NFS Principal" default counterparty group) will not interact with principal trading interest of NFS. NFS, in its sole discretion, may limit a particular subscriber's use of counterparty permissioning functionality based on factors such as a subscriber's business type or observed trading behavior.
b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?	◉ Yes ○ No

If yes, explain the opt-out process.	Subscribers may elect to not interact with certain segments of subscribers or to match same-subscriber. The ATS does not support a segment that includes all Affiliates of NFS. However, to the extent an Affiliate's orders are included in a particular segment, electing to not interact with that segment would result in the subscriber not interacting with that any Affiliate included in that segment. For example, if a subscriber elects to not interact with Channel SOR Orders, that subscriber would not interact with Fidelity Brokerage Services LLC, but could still interact with other Affiliates represented in other segments.
c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?	○ Yes ◉ No
If no, identify and explain any differences.	The Firm does not permit all subscribers to utilize counterparty permissioning and considers each request on a case-by-case basis dependent on factors including but not limited to a subscriber's business type or the quality of the business opportunity. The ATS does not have a default counterparty group which allows a subscriber to opt out of interaction with orders and trading interest of the NFS or an affiliate of NFS. However, given NFS's willingness and ability to support, this could be created through a custom counterparty group (see Item III Part 13).

ATS-N/UA: Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The ATS offers two distinct crossing sessions: (i) the firm-order continuous cross (the "Standard Cross," market as "CrossStream") and (ii) the conditional-order continuous cross (the "Conditional Cross," marketed as "CrossStreamBLOX") that support trading in all NMS stocks except those identified as when issued or when distributed. Both sessions operate as a limit order matching book. Orders submitted to the ATS must be designated for one of the two crossing sessions, which may be done by use of an order instruction only eligible for a particular crossing session. Orders submitted to one crossing session do not interact with orders submitted to the other crossing session. By default, an order within a crossing session is eligible to cross with all other eligible orders in that crossing session. Counterparty ~~filtering~~ permissioning may be added to restrict the orders with which ~~which restricts crossing with certain counterparties.~~ an order may interact.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No

If no, identify and explain any differences.	NFS considers factors such as but not limited to a subscriber's business type and observed trading behavior and may: (i) limit subscribers to adding liquidity only; (ii) prohibit access to the Conditional Cross, and (iii) not make available to certain subscribers, or limit the configuration of, the counterparty permissioning. The restrictions listed above generally would not be applied to the Broker Dealer operator. As relevant, the Broker Dealer operator may utilize counterparty permissioning functionality, remove liquidity, and utilize the Conditional Cross.
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms,	Standard Cross Order Interaction. The Standard Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) tier, (iii) size, (iv) time. Orders with the highest (buy) or lowest (sell) price have priority over lower (buy) or higher (sell) priced orders. When two or more orders, neither of which have price priority, may be executed at the same execution price, the subscriber with the higher tier will take priority. When neither order has price or tier priority, the larger order will be executed. And when neither order has price, tier, or size priority, the order which arrived earlier will take priority. Conditional Cross Order Interaction. The Conditional Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) order type, with Firm-Up Orders having priority over Conditional Orders. Amongst Firm-Up Orders on price parity, orders are prioritized based on the following factors, in the following order (a) tier, (b) size, and (c) time. Amongst Conditional Orders on price parity, orders are invited to firm-up based on the following factors, in the following order ("Invitation Logic"): (w) tier, (x) imbalance, (y) size and (z) time. The ATS' tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). Tiers assignments are non-discretionary; there is no method to override an assignment. Only Conditional Orders that have been invited to "firm-up," but have not yet submitted a response, have an imbalance. A Conditional Order's imbalance is equal to its total quantity minus the size of the contra-side order with which it matched. For example, assume that Subscriber A entered Conditional Order A for 50,000 shares, which

short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	matched with a contra-side Conditional Order for 10,000 shares. Conditional Order A would have an "imbalance" of 40,000 shares (total conditional quantity minus tentatively matched interest) until Subscriber A submits a Firm-Up Order in response (in which case the Firm-Up Order would be prioritized with other Firm Orders) or times-out. Where two Firm-Up Orders are eligible to cross, the orders will be executed immediately at the midpoint of the NBBO. Where a Conditional Order is eligible to cross, whether with a Firm-Up Order or another Conditional Order, the ATS will send a notice to the subscriber notifying it of the initial match. The invite message is a standard FIX execution report and contains the Client's Order ID, NFS Order ID, Leaves Quantity, Conditional Order Quantity, Conditional Order Limit Price, Side, Symbol, Invite Message Timestamp, Executing Broker, and a custom field indicating that the message is an invite message. There is no information pertaining to the counterparty or potential execution size. The subscriber will then have a system-determined time period of up to 1 second to "firm-up" by submitting a firm order in response to the proposed match (such orders, "Firm-Up Orders"). The Firm-Up Order may include a different size, MAQ, time-in-force and/or ultimate limit price from the original Conditional Order. If each side of the proposed match, as relevant, submits a Firm-Up Order within the required time period, and provided that each side meets any specified MAQ associated with the contra-side order, the ATS will execute the orders at the midpoint of the NBBO at the time of execution (assuming the midpoint of the NBBO remains an eligible execution price). Orders entered into the Conditional Cross, including Firm-Up Orders, may only be executed against other orders in the Conditional Cross. Only Eligible Orders Matched. To the extent that any ATS order may not, by law, rule, regulation or the terms of the order, be crossed with another order, or may not be crossed at a particular price, then such orders will be ineligible for matching or the price adjusted to a permissible price. The ATS will apply the priorities detailed above with respect to eligible orders and prices only. In certain circumstances, orders may be ineligible to interact with certain other orders. The ATS will not execute any order outside the NBBO, except when the quotation being traded through is from an automated trading center to which

	the Firm has declared self-help. In each such instance, the ATS will disregard these quotations in determining the best bid or offer. The ATS electronically creates and timestamps a record of each order receipt, execution and cancellation. The ATS does not match orders when the NMS NBBO is crossed. The ATS will not match orders when the market is locked unless subscribers have elected that their orders may interact during locked markets. The ATS will walk the book on a "one for one" basis and allocate executions in accordance with the priority described in the matching logic above. Each interaction is treated independently; (e.g. a removing order will match with the highest priority resting order, if unexecuted shares remain, the removing order will then interact with the next highest priority resting order, etc.). No orders are aggregated to meet MAQ. ATS systems actively monitor the market data for short sale restrictions and comply with the rules and regulations in place by preventing short sale executions of short sale restricted stocks at the bid of the NBBO. The Broker Dealer operator has an established process in place to comply with regulatory requirements for determining an error and any requisite account designation changes. If the broker dealer operator determines a trading error occurred as a result of ATS matching logic, or related electronic execution products, the portion of the execution done in error will be moved to the Firm's error account (principal account held at NFS) in accordance with the Firm's process and the customer's position will be corrected.
d. Are the established, non-discretionary rules and procedures	(●) Yes ( ) No

required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?	(selected) Yes ( ) No
If yes, explain the segmentation procedures, including (i) a description for how orders and	The Firm provides certain Firm-defined default Counterparty Groups ("Default Counterparty Groups"), including: Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system) ("Channel SOR Orders"). Orders marked as agent submitted by non-NFS broker-dealers who are subscribers to the system ("Broker-Dealer Agency"). Orders marked as principal submitted by non-NFS broker-dealers who are subscribers to the

trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.	system ("Broker-Dealer Principal"). NFS orders marked as agency ("NFS Agency"). NFS orders marked as principal ("NFS Principal"). The ATS utilizes a subscriber's Default Counterparty Group designation when tiering order interest. In addition to the above Firm-defined Default Counterparty Groups, a subscriber may request that its order(s) not interact with, or interact only with, a custom-designed Counterparty Group ("Custom Counterparty Group"), or may request that orders only interact with orders from that same subscriber. Please see Part III Item 14 for detail. The ATS' tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). Tier ~~Tiers~~ assignments are non-discretionary; there is no method to override ~~an~~ a tier assignment. However, NFS retains discretion to accept or reject a requested Custom Counterparty Group. A Custom Counterparty Group does not change the Default Counterparty Group or tier assigned to any order. Rather, it affects whether particular contra-side order interest is eligible to interact with the order. Please see Part III Item 14 for additional detail.
b. If yes to Item 13(a), is the segmentation of orders and trading interest	○ Yes ◉ No

the same for all Subscribers and the Broker-Dealer Operator?	
If no, identify and explain any differences.	The ATS tiers subscriber orders for priority purposes. The tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). Principal orders and trading interest of NFS are prioritized last in shared priority with Broker Dealer Principal orders and trading interest.
c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ◉ No
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of	◉ Yes ○ No

orders and trading interest?	
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	A subscriber may request its own default counterparty group or tier from the Broker Dealer operator. There is no formal process to inform subscribers of their assigned default counterparty group or tier.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No
If no, identify and explain any differences.	There is no formal process to inform subscribers of their assigned default counterparty group or tier.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	◉ Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of	Counterparty Permissioning. A subscriber may elect that its orders not interact with other orders entered by the subscriber. Additionally, a subscriber may elect that a subset of its orders not interact with other orders entered by the subscriber. Additionally, on an order-by-order or categorical basis, a subscriber may opt to interact only with, or to not interact with, orders from certain other subscribers or types of subscribers by identifying such subscribers, at the account-level, FIX session-level, or through specific FIX tag, by MPID or an NFS-provided subscriber identifier (each a "Counterparty Group"). The Firm provides certain default Counterparty Groups ("Default Counterparty Groups"), including: - Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system) ("Channel SOR Orders"). - Orders marked as agent

trading interest in the ATS.	submitted by non-NFS broker-dealers who are subscribers to the system ("Broker-Dealer Agency"). - Orders marked as principal submitted by non-NFS broker-dealers who are subscribers to the system ("Broker-Dealer Principal"). - NFS orders marked as agency ("NFS Agency"). - NFS orders marked as principal ("NFS Principal"). The ATS utilizes a subscriber's Default Counterparty Group designation when tiering order interest. The tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). A subscriber may request that its order(s) not interact with, or interact only with, a custom-designed Counterparty Group ("Custom Counterparty Group"), based on characteristics of the subscriber (e.g., broker-dealer subscribers (registered or foreign)), order flow from that subscriber (i.e., same-subscriber), or money managers that manage in excess of a given sum of assets or report a portfolio turnover of less than or more than a given percentage) or whose ATS orders or executions meet one or more specified criteria supported by NFS. These criteria may include, including without limitation, subscribers whose: (i) average ATS order size is less than (or more than) 1,000 shares, (ii) average ATS orders are for a size less than (or more than) the size of the inside bid or offer with a given frequency; (iii) average ATS contra-party price improvement is more than (or less than) a given amount per share or (iv) average ATS execution price is less the midpoint by a specified amount at a given interval following execution below or above the midpoint by a specified amount at a given interval following execution below or above than (or more than) a given price below (above) the midpoint at a given interval following execution, or (v) responses to requests to "firm-up" meet certain metrics, such as (a) frequency of responses, (b) latency of responses, (c) sizes of orders sent in response to requests to firm up or (d) average price changes following firm-ups or declines. ~~In all such cases, a subscribers' ability to utilize a proposed Custom Counterparty Group is dependent on the Firm's willingness and ability to support such a proposed Custom Counterparty Group. Both direct and indirect subscribers are eligible to be considered for counterparty permissioning. NFS considers factors such as but not limited to a~~

	~~subscriber's business type and observed trading behavior and may not make available to certain subscribers, or limit the configuration of, the counterparty permissioning.~~ Use of a Custom Counterparty Group affects only whether contra-side order interest is eligible to interact. A Custom Counterparty Group does not change an order's Default Counterparty Group, tier, price priority, size priority, time priority, order type, time-in-force, minimum acceptable quantity, or other order attribute. Once eligible contra-side order interest is determined, the ATS applies the same priority, pricing, allocation, matching, and execution rules described in Part III Item 11 for the applicable crossing session. Accordingly, orders subject to a Custom Counterparty Group instruction remain subject to the same Standard Cross or Conditional Cross priority rules, as applicable, including price, tier, size, and time priority in the Standard Cross and price, order type, tier, size, time, imbalance, and invitation logic, as applicable, in the Conditional Cross. Custom Counterparty Group functionality is available for all order types supported by the ATS. For Conditional Orders, the Custom Counterparty Group instruction will only be eligible to receive an invite from other trading interest in that group. A Firm-Up Order submitted in response to an invite will only interact with orders within the Custom Counterparty Group.
b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-	○ Yes ◉ No

Dealer Operator?	
If no, identify and explain any differences.	NFS considers factors such as, but not limited to, a subscriber's business type, and observed trading behavior, operational feasibility, compliance or regulatory considerations, credit or other risk considerations, and the quality of the business opportunity, and may not make available to certain subscribers, or may limit the configuration of, the counterparty permissioning. NFS may or may not utilize the ATS's counterparty permissioning feature on their its principal or agency orders and trading interest in the ATS. Any use of a Custom Counterparty Group by NFS principal or agency orders would be subject to the same priority, pricing, allocation, matching, and execution rules that apply to other eligible orders in the applicable crossing session.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form	The ATS charges no connectivity fee. The ATS may pass through the connectivity costs, with no additional mark-up, to a subscriber from the subscriber's service provider if the subscriber's order flow does not meet a minimum revenue target. The ATS generally charges per-share ATS fees. The ATS fees are separately negotiated with each individual subscriber and may vary. ATS fees can range from $0.00 to $0.01. In some cases, factors such as, but not limited to, those listed below may affect negotiated ATS fees: i. The use of ATS features (e.g. Conditional Session or or Counterparty Permissioning selection); ii. Volume Executed in ATS (e.g. a high volume subscriber may be charged a lower fee than a low volume subscriber); iii. Business type of the subscriber (e.g. Broker-Dealer subscriber may be charged lower fee than an institutional subscriber); iv. Overall relationship with the subscriber (e.g. bilateral rate may be negotiated if the subscriber operates an ATS). NFS is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the CrossStream ATS as an execution venue. NFS, as the broker-dealer operator of the CrossStream ATS,

of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	is the CAT executing broker on both buyside and sellside transactions on the CrossStream ATS and is assessed a CAT fee as such. NFS does not pass through these CAT fees to subscribers. In addition to fees described above, NFS will pass through SEC Section 31 fees it is assessed to direct broker-dealer subscribers.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of	Some Subscribers may be charged a general trading fee which encompasses trading across several NFS trading products such as algorithms, smart order routers, order management systems, sales desks, and the ATS. NFS may negotiate the fees across these products to one fee ("general trading fee"). NFS charges subscribers a general trading fee between $0.00 and $0.12/share for executions in the ATS. Generally these fees are based on the product used as opposed to the execution venue. In certain cases, NFS may negotiate a "cost plus" pricing structure. Under cost plus pricing, the client is responsible for paying all venue fees (ATS, exchange, etc.) incurred while trading through NFS trading products and a flat per share fee (irrespective of end venue). The venue fee portion of the overall cost plus fee will vary based on the execution venue. For example, if the client executes a share in CrossStream under cost plus pricing, they will be responsible for the ATS fee described in Part III Item 19a and a constant per share fee.

Subscribers, and range of fees.	
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	NFS does not offer rebates for use of the ATS. All ATS fees are separately negotiated with each individual subscriber and may vary.